082-34725

Agricore United

07023101

FOR IMMEDIATE RELEASE

AGRICORE UNITED PROVIDES SEED FOR WESTERN CANADIAN FOODGRAINS BANK GROWING PROJECTS

WINNIPEG, MANITOBA—(April 30, 2007) — Agricore United (TSX:AU) is pleased to announce its support for the Canadian Foodgrains Bank (CFGB) for the year 2007. The company's annual commitment of $50,000 in seed has been fully utilized by growing projects across Manitoba, Saskatchewan and Alberta. In total, 16 growing projects will use Agricore United's donated seed this summer to grow crops which will support Canadian Foodgrains Bank's mission to end hunger.

"Agricore United's donation of seed relies on the generosity of Canadian farmers to grow the product and donate it to this worthy cause," says Wayne Drul, Chair, Agricore United. "No matter how challenging the environment has been, our staff and customers make this happen, year after year."

Seed provided includes wheat, barley, canola, flax or any other mainstream crop that is handled, subject to availability, with the exception of identity preserved crops. The CFGB has more than 80 growing projects across western Canada.

"Agricore United continues to be a reliable and valued supporter of the many growing projects in western Canada," says Jim Cornelius, Executive Director, CFGB. "Through the commitment of our many supporters, the Foodgrains Bank is able to respond to hunger in a significant way. Each year, millions of people benefit from our hunger-related programming overseas. Agricore United's annual $50,000 seed donation has made a difference for thousands of people over the last several years, and we value their continued commitment to helping people build better lives for themselves and their children."

Based in Winnipeg, the Canadian Foodgrains Bank is an international charity that provides food and development assistance in developing countries. Last year, proceeds from growing projects, grain donations and other fundraising efforts across Canada, along with Canadian International Development Agency matching grants, helped provide over 20,000 tonnes of food and seeds, as well as tools and other types of assistance to people in 16 countries.

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's limited voting common shares are traded on the Toronto Stock Exchange under the symbol "AU".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Radean Carter
Agricore United
Communications Coordinator
(204) 944-2238
Email: rcarter@agricoreunited.com

Jim Cornelius
Executive Director
Canadian Foodgrains Bank
(204) 944-1993
Email: j_cornelius@foodgrainsbank.ca

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